Notice to The Oslo Stock Exchange

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Ref.:
Rune Helland, VP Investor Relations, Tel: +47 22544411
Erik Thuestad, AVP Investor Relations, Tel.: +47 22544425

Date: 16.04.02

ORK – Changes in accounting practice at Carlsberg Breweries – no significant effect for Orkla

As a result of the introduction of a new Accounting Act in Denmark, Carlsberg Breweries (CB) has made certain changes in its accounting practice from 1 January 2002. In general, the changes that have been introduced are in accordance with Orkla's accounting principles and their effect on Orkla's accounts will be very limited.

The most important change in accounting practice is related to the treatment of goodwill, which pursuant to the new Danish Accounting Act must be capitalised and amortised over 20 years. This accords with Orkla's current accounting principles, and Orkla has already capitalised goodwill that has occurred at CB since the company was established on an ongoing basis.

Another change is that inventories are now valued including indirect production expenses. This will entail a time-lag for expenses, and the value of inventories in the balance sheet will be somewhat higher. In addition to this, deposit-based, returnable packaging will be capitalised and written off over its anticipated lifetime.

Orkla has posted its investment in CB as a continuation of its previous investment in Orkla Beverages. Consequently, the change in CB's accounting practice does not affect Orkla's net investment. In practice, this means that, for Orkla, the above changes at CB will only result in a re-distribution of assets from Group goodwill relating to Orkla Beverages to capitalisation of the above-mentioned assets to the amount of approximately NOK 400 million.

Since the overall effect of these changes is insignificant for Orkla ASA's accounts, we do not intend to revise the accounts or publish pro forma figures for 2001 and will only comment on changes resulting from CB's new accounting practice in cases where this is important in order to understand the development of Orkla's Beverages business.

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